UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*


                           Caliper Technologies Corp.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   130876 10 5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                     [ ]      Rule 13d-1(b)
                                                     [ ]      Rule 13d-1(c)
                                                     [x]      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW Ventures II, L.P.
   13-3662683

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]
                                                (b) [ ]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES 1,505,737 shares, except that the general partner of CW Ventures II, L.P. may be deemed to have shared power to vote these shares.

   BENEFICIALLY     6  SHARED VOTING POWER
     OWNED BY
         EACH          None.

   REPORTING
     PERSON         7  SOLE DISPOSITIVE POWER
      WITH
                        1,505,737 shares, except that the
                     general partner of CW Ventures II, L.P.
                      may be deemed to have shared power to
                            dispose of these shares.


                    8  SHARED DISPOSITIVE POWER

                        None.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,628,611 shares (includes shares beneficially owned by CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%

12  TYPE OF REPORTING PERSON

    PN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW PARTNERS III, L.P.
   11-3119170

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            122,874 shares.

  BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY
     EACH              None,  but  may be  deemed  to  have
  REPORTING            shared  power  to  vote a  total  of
   PERSON              1,628,611  shares by reason of being
    WITH               the  general  partner of CW Ventures
                       II, L.P.


                    7  SOLE DISPOSITIVE POWER

                       122,874 shares.


                    8  SHARED DISPOSITIVE POWER

                     None, but may be deemed to have shared
                         power to dispose of a total of
                       1,628,611 shares by reason of being
                       the general partner of CW Ventures
                                    II, L.P.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,628,611 shares (includes shares beneficially owned by CW Ventures II, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%

12  TYPE OF REPORTING PERSON

    PN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CHARLES M. HARTMAN
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            7,692 shares.


  BENEFICIALLY      6  SHARED VOTING POWER
    OWNED BY
      EACH             None, but may be deemed to have shared
    REPORTING          power to vote a total of 1,628,611 shares
     PERSON            by reason of being the general partner of
      WITH             the general partner of CW Ventures II,
                       L.P., in addition to the 7,692 shares
                       directly held by Mr. Hartman.


                    7  SOLE DISPOSITIVE POWER

                       7,692 shares.


                    8  SHARED DISPOSITIVE POWER

                     None, but may be deemed to have shared power to vote a total of 1,628,611 shares by reason of being the general partner of the general partner of CW Ventures II, L.P., in addition to the 7,692 shares directly held by Mr. Hartman.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,636,303 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%


12  TYPE OF REPORTING PERSON

    IN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   WALTER CHANNING
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None.

  BENEFICIALLY      6  SHARED VOTING POWER
    OWNED BY
      EACH             None,  but  may be  deemed  to  have
   REPORTING           shared  power  to  vote a  total  of
    PERSON             1,628,611  shares by reason of being
     WITH              the  general  partner of the general
                         partner of CW Ventures II, L.P.


                    7  SOLE DISPOSITIVE POWER

                          None.

                    8  SHARED DISPOSITIVE POWER

                     None, but may be deemed to have shared
                     power to vote a total of 1,628,611 shares by reason of being the general partner of the general partner of CW Ventures II, L.P.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,628,611 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%


12  TYPE OF REPORTING PERSON

    IN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BARRY WEINBERG
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None.


  BENEFICIALLY      6  SHARED VOTING POWER
    OWNED BY
      EACH             None,  but  may be  deemed  to  have
    REPORTING          shared  power  to  vote a  total  of
     PERSON            1,628,611  shares by reason of being
      WITH             the  general  partner of the general
                         partner of CW Ventures II, L.P.


                    7  SOLE DISPOSITIVE POWER

                          None.


                    8  SHARED DISPOSITIVE POWER

                     None, but may be deemed to have shared
                     power to vote a total of 1,628,611 shares by reason of being the general partner of the general partner of CW Ventures II, L.P.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,628,611 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%

12  TYPE OF REPORTING PERSON

    IN

Item 1(a)         NAME OF ISSUER:

         Caliper Technologies Corp.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         605 Fairchild Drive
         Mountain View, California 94043-2234


Item 2(a)         NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto.

Item 2(b) Address of Principal Business Office, or if none, residence:

         c/o CW Group
         1041 Third Avenue
         New York, New York  10021

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover pages attached hereto.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 par value per share (the "Common Stock").

Item 2(e)         CUSIP NUMBER:

         13876 10 5

Item 3 This Schedule is filed by (i) CW Ventures II, L.P. ("CW Ventures"), a New York limited partnership, (ii) CW Partners III, L.P. ("CW Partners"), a New York limited partnership and the general partner of CW Partners, (iv) Charles Hartman ("Hartman"), a general partner of CW Partners, (v) Walter Channing ("Channing"), a general partner of CW Partners and (vi) Barry Weinberg ("Weinberg"), a general partner of CW Partners.

Item 4            OWNERSHIP:

         (a)      Amount beneficially owned:

                  Under the definition of "beneficial ownership" in Rule 13d-3 of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Act"), CW Partners, Channing, Hartman and Weinberg may be deemed to be the beneficial owners (together with CW Ventures) of the Shares because CW Partners is the general partner of CW Ventures (a limited partnership) and because Channing, Hartman and Weinberg are the general partners of CW Partners. Each of CW Partners, Channing, Hartman and Weinberg, however, disclaims beneficial ownership of the Shares other than the beneficial ownership attributable to their respective direct and indirect partnership interests in CW Ventures. The 1,628,611 shares of Common Stock beneficially owned by CW Ventures consists of: 1,505,737 shares of Common Stock and 122,874 shares of Common Stock owned CW Partners. The 1,636,303 shares of Common Stock beneficially owned by Charles Hartman consists of: 7,692 shares of Common Stock, 1,505,737 shares of Common Stock owned by CW Ventures and 122,874 shares of Common Stock owned CW Partners.

                  See Item 9 of the cover pages attached hereto.

         (b)      Percent of Class:
                  See Item 11 of the cover pages attached hereto.

         (c) See Items 5 through 8 of the cover pages attached hereto.

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not Applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

                                                   CW VENTURES II, L.P.


                                                   By: CW PARTNERS III, L.P.,
                                                          General Partner

                                                   By:  /s/ Barry Weinberg
                                                           Barry Weinberg
                                                           General Partner


                                                   CW PARTNERS III, L.P.


                                                   By:    /s/ Barry Weinberg
                                                                  Barry Weinberg
                                                                 General Partner

                                                          /s/ Walter Channing
                                                                 Walter Channing

                                                          /s/ Charles Hartman
                                                                 Charles Hartman

                                                          /s/ Barry Weinberg
                                                                  Barry Weinberg

                                                                       Exhibit A

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Walter Channing, Charles Hartman and Barry Weinberg, or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


February 14, 2000


                                                          /s/ Walter Channing
                                                                 Walter Channing

                                                          /s/ Charles Hartman
                                                                 Charles Hartman

                                                          /s/ Barry Weinberg
                                                                  Barry Weinberg